SEC
Mail Processing
Section
MAR 09 2020
Washington DC
415

20003956

N

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49577

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PERCIVAL FINANCIAL PARTNERS,LTD

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 VILLAGE SQUARE, SUITE 252
(No. and Street)

BALTIMORE	MD	21210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KENNETH P TAYLOR, SR. (410) 323-5333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BF BORGERS, CPA, PC
(Name – *if individual, state last, first, middle name*)

5400 W CEDAR AVENUE	LAKEWOOD	CO	80226
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, KENNETH P TAYLOR, SR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PERCIVAL FINANCIAL PARTNERS,LTD, as of DECEMBER 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Kenneth P Taylor, Sr.- President/CEO

Title

Notary Public

MORAVIA SARREL HARVEY
NOTARY PUBLIC
BALTIMORE COUNTY
MARYLAND
MY COMMISSION EXPIRES SEPT. 5, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PERCIVAL FINANCIAL PARTNERS, LTD.
DECEMBER 31, 2019
CONTENTS

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owners of Percival Financial Partners, Ltd.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Percival Financial Partners, Ltd. (the "Company") as of December 31, 2019, the related statements of income and retained earnings, changes in stockholder's equity, and cash flows for the period then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the period then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The information contained in Supplemental Schedules has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements.

The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

B F Borgers CPA PC

Certified Public Accountants

We have served as the Company's auditor since 2018
Lakewood, CO
February 28, 2020

PERCIVAL FINANCIAL PARTNERS, LIMITED
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019

ASSETS

CURRENT ASSETS	
Cash and Cash Equivalents (Note 1)	40,242
Cash - Clearance Account Receivable	50,632
Accounts Receivable (Notes 1 and 2)	-
Officer and Shareholder Receivables (Note 3)	896,051
Prepaid Expenses	23,130
	-
TOTAL CURRENT ASSETS	1,010,055
FIXED ASSETS (Note 4)	
Furniture	27,176
Office Equipment	85,457
Leasehold Improvements	9,310
TOTAL FIXED ASSETS, at cost	121,943
ACCUMULATED DEPRECIATION (Note 4)	119,582
TOTAL FIXED ASSETS, net	2,361
OTHER ASSETS	
Organizational Expense (net of $2,500 of accumulated amortization)	-
TOTAL OTHER ASSETS	-
TOTAL ASSETS	1,012,416

SEE INDEPENDENT ACCOUNTANTS' REVIEW REPORT
The notes to the financial statements are an integral part of this statement

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
CURRENT LIABILITIES	
Accounts Payable (Note 1)	51,336
Payroll Taxes Payable	-
Pension Payable (Note 9)	3,931
TOTAL CURRENT LIABILITIES	55,267
TOTAL LIABILITIES	55,267
STOCKHOLDER'S EQUITY	
Common Stock, $1 Par Value	50,000
(75,000 shares authorized; 50,000 shares issued and outstanding)	
Contributed Capital In Excess of Par	275,500
Retained Earnings	631,649
TOTAL STOCKHOLDERS' EQUITY	957,149
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	1,012,416

SEE INDEPENDENT ACCOUNTANTS' REVIEW REPORT

The notes to the financial statements are an integral part of this statement

PERCIVAL FINANCIAL PARTNERS, LIMITED
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2019

	$
COMMISSION INCOME	1,807,775
COST OF COMMISSIONS	
Execution Expense	33,190
Clearance Expense	46,653
Fees Expense	
TOTAL COST OF COMMISSIONS	79,843
GROSS PROFIT	1,727,932
OPERATING EXPENSES (See Schedule)	1,407,583
NET INCOME (LOSS) FROM OPERATIONS	320,349
OTHER INCOME (EXPENSE)	
Dividend and Interest Income	30,675
Miscellaneous Income	
Loss on Abandonment of Asset	-
TOTAL OTHER INCOME	30,675
NET INCOME	351,024
RETAINED EARNINGS, Beginning	730,625
Prior Period Adjustment - Non-Recurring Charges	-
S Corporation Distributions	(450,000)
RETAINED EARNINGS, Ending	631,649

SEE INDEPENDENT ACCOUNTANTS' REVIEW REPORT
The notes to the financial statements are an integral part of this statement

PERCIVAL FINANCIAL PARTNERS, LIMITED
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

CASH FLOW FROM OPERATING ACTIVITIES:	
Net Income	351,024
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by Operating Activities:	
Depreciation	411
Dividend and Interest Income - Reported as Investing Activity	(30,675)
Increase in Cash - Clearance Account Receivable	(50,632)
Decrease in Accounts Receivable	140,924
Decrease in Prepaid Expenses	(5,766)
Increase in Employee Receivables	61,769
Decrease in Accounts Payable	(75,631)
Increase in Payroll Taxes Payable	-
Increase in Pension Payable	(3,797)
Total Adjustments	36,603
Net Cash Provided By Operating Activities	387,627
CASH FLOWS FROM INVESTING ACTIVITIES:	
Dividend and Interest Income	30,675
Acquisition of Fixed Assets (Net of Disposition)	-
Net Cash Flows From Investing Activities:	30,675
CASH FLOWS FROM FINANCING ACTIVITIES	
S Corporation Distributions	(450,000)
Net Cash Flows From Financing Activities	(450,000)
NET INCREASE IN CASH	(31,698)
CASH AND CASH EQUIVALENTS, BEGINNING	71,940
CASH AND CASH EQUIVALENTS, ENDING	40,242
Interest Actually Paid	-
Taxes Actually Paid	-

SEE INDEPENDENT ACCOUNTANTS' REVIEW REPORT
The notes to the financial statement are an integral part of this statement.

PERCIVAL FINANCIAL PARTNERS, LIMITED
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

	Common Stock	Contributed Capital in Excess of Par	Retained Earnings
Beginning Balance	50,000	275,500	730,625
Prior Period Adjustment (Note 10)			0
Additions	0	0	0
Reductions	0	0	(450,000)
Net Income	0	0	351,024
Ending Balance	50,000	275,500	631,649

SEE INDEPENDENT ACCOUNTANTS' REVIEW REPORT
The notes to the financial statements are an integral part of this statement

PERCIVAL FINANCIAL PARTNERS, LTD.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Percival Financial Partners, Ltd. was formed under Maryland law pursuant to Articles of Incorporation dated August 16, 1996. The Company provides services as an Introducing Broker subject to licensing under the Financial Industry Regulatory Authority, Inc., or FINRA. The Company controls no custodial accounts of its clients. Currently all trades are performed (by contractual agreement) through Hilltop Securities, Inc. (see Note 5 below).

In 2014, the Company began performing transition management services and retained Cowen and Company, LLC to assist in the provision of these services (see Note 5 below).

The majority of clients, both as a function of number and volume, are either institutional clients or institutional-based money management firms managing investment portfolios on behalf of their national clients. In the event counterparties do not fulfill their obligations the Company may be at risk. The risk of default by these counterparties depends on the credit worthiness of the counterparty or issuer of the security. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Kenneth P. Taylor, Sr. is the 100% shareholder of the Company.

Accounting Method

Percival Financial Partners, Ltd. utilizes the accrual method of accounting in determining revenue and expenses. Under this method, revenue is recognized when earned and expenses charged when incurred. Commissions are recorded upon the trade date basis.

Cash Equivalents

Cash equivalents include those securities that have short-term maturity dates of less than six months.

Fixed Assets

Fixed assets are stated at cost. Depreciation is provided for in amounts sufficient to allocate the cost of the depreciable assets to operations over their estimated useful lives ranging from three to seven years utilizing the declining balance method.

Revenue Recognition

In 2014, the Company began performing transition management services and retained Cowen and Company, LLC to assist in the provision of these services (see Note 5 below).

The majority of clients, both as a function of number and volume, are either institutional clients or institutional-based money management firms managing investment portfolios on behalf of their national clients. In the event counterparties do not fulfill their obligations the Company may be at risk.

Revenue Recognition (continued)

The risk of default by these counterparties depends on the credit worthiness of the counterparty or issuer of the security. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

To date no counterparties have not fulfilled their obligations and the Company has assumed no risks. As such the Company has not accrued any liability or expense for these potential risks as they are deemed remote possibilities.

All revenue is received under the terms of its contracts with customers and is reported as Commission Income in the Statement of Income and Retained Earnings.

All revenue is considered to be from the United States and all revenue is considered to be from one Service line (commissions). Revenue is recognized on the accrual basis when earned and is recorded upon the trade date basis. There are no contracts where services and revenue are deemed to be transferred over time.

We receive payments from customers based on terms as established in our contracts. The amount of our contract asset relates to our conditional right to consideration for our completed performance under the contract. Accounts receivable are recorded when the right to consideration becomes unconditional. There are no contract liabilities related to payments received in advance of performance under the contract as payment is only received upon completion of service and there were no performance obligations related to our contracts that were unsatisfied or partially satisfied at the end of the reporting period.

The only other income received by the Company is from Dividends on Money Market accounts ($373) and Interest on Officer and Shareholder Receivables ($30,302) and is reported as Dividend and Interest in the Statement of Income and Retained Earnings.

Income Taxes

The Company elected S Corporation status under the Internal Revenue Code and, as such, is not taxed on its income. All elements of income or loss are reflected on the individual income tax returns of its stockholder.

Note 2 - ACCOUNTS RECEIVABLE

There were no accounts receivable other than cash held by the clearance company to be collected, hence, the allowance for doubtful accounts as of December 31, 2019 was $0.

Note 3 - FIXED ASSETS

The components of fixed assets at December 31, 2019 are summarized as follows:

ASSET	COST	ACCUMULATED DEPRECIATION	BOOK VALUE
Furniture and Fixtures	$ 27,176	$ 27,176	$ 0
Office Equipment	85,457	85,208	249
Leasehold Improvements	9,310	7,198	2,112
Total Fixed Assets - Cost	$ 121,943	$ 119,171	$ 2,361

Depreciation expense for the year ended December 31, 2019 was $411.

Note 4 - LEASE COMMITMENT

Percival Financial Partners, Ltd. leased its office space from The Village at Cross Keys, Inc. under a 6-year 9-month operating lease expiring September 30, 2017. The lease was amended on June 9, 2016 and extended through December 31, 2022. The lease expense through the maturity of the lease is as follows:

YEAR ENDED DECEMBER 31,	AMOUNT
2020	66,832
2021	69,505
2022	72,286
TOTAL	$ 208,623

Note 5 - OTHER COMMITMENTS

On May 13, 2013, the Company entered into an initial four-year agreement with Hilltop Securities, Inc. (previously known as Southwest Securities, Inc.) to provide trading and brokerage services. Trading and clearing of securities with Hilltop Securities, Inc. began on August 13, 2013. At the end of the initial term, this agreement automatically renews under the same terms for one year. The Company has no intention of terminating this agreement in 2019.

Termination fees associated with early termination of this agreement with Hilltop Securities, Inc. include reasonable expenses incurred by Hilltop Securities, Inc. to convert customer accounts from Apex Clearing Corporation (an amount not quantified by Hilltop Securities, Inc. at this time but not deemed to be material), standard expenses for clearing and execution services waived by Hilltop Securities, Inc. to offset the Company's conversion costs (estimated to be $0) and payments made by Hilltop Securities, Inc. to the Company or Apex Clearing Corporation to offset conversion expenses incurred by the Company for the conversion of their customer accounts to Hilltop Securities, Inc. (an amount estimated to be $0).

During 2019, the Company utilized the services of Cowen and Company, LLC to assist in transition management services. There are no termination fees associated with this agreement.

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. These services are provided by Hilltop Securities, Inc. and Cowen and Company, LLC. This maintains the Company's compliance with the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii).

Note 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019 the Company had net capital of $34,594, aggregate indebtedness of $55,267 with a percentage of aggregate indebtedness to net capital of 159.76%.

Note 7 – RESERVE REQUIREMENTS COMPLIANCE WITH SEC RULE 15c3-3

The Company complied with the requirements under SEC Rule 15c3-3 relating to reserve requirements, possession or control for the twelve months ended December 31, 2019. The Company is subject to the provisions of the (k)(2)(ii) exemption from SEC Rule 15c3-3 per the original agreement executed with the FINRA. Copies of this agreement are available upon request.

Note 8 – RETIREMENT PLANS

The Company instituted a 401(k) Plan during the year ended December 31, 2003. The plan is a discretionary, employee salary deferral type plan that requires a 3% non-elective matching contribution by the company. For the year ended December 31, 2019 this contribution is $3,931.

Note 9 – SUBSEQUENT EVENTS

There were no events of a material nature subsequent to December 31, 2019.

PERCIVAL FINANCIAL PARTNERS, LIMITED
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2019

Computation of Net Capital

Total Stockholder's Equity	957,149
Deduct: Stockholder's Equity not Allowable for Net Capital	0
Stockholder's Equity Qualified for Net Capital	957,149
Add: Liabilities Subordinated to Claims of General Creditors	0
Total Capital and Allowable Subordinated Liabilities and Credits	957,149
Deductions and/or Charges:	
Non-Allowable Assets:	
Cash - FINRA Clearing Account	0
Accounts Receivable Not Collected Within 30 Days	0
Furniture (Cost $27,176 less $27,176 Accumulated Depreciation)	0
Office Equipment (Cost $85,457 less $85,042Accumulated Depreciation)	249
Leasehold Improvements (Cost $9,310 less $5,764 Accumulated Depreciation)	2,112
Other Assets	919,181
Total Non-Allowable Assets	921,542
Total Deductions and/or Charges:	921,542
Net Capital Before Haircuts on Securities Positions	35,607
Haircuts on Securities Positions	1,013
Total Haircuts on Securities Positions	1,013
Net Capital	34,594
Total Aggregate Indebtedness	
Accounts Payable	51,336
Payroll Taxes Payable	0
Pension Payable	3,931
Total Aggregate Indebtedness	55,267
Percentage of Total Aggregate Indebtedness to Net Capital	159.76%

SEE INDEPENDENT ACCOUNTANTS' REVIEW REPORT
The notes to the financial statements are an integral part of this statement

Computation of Basic Net Capital Requirement

Net Capital per Above		34,594
Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness)	3,684	
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer	5,000	
Net Capital Requirement of Reporting Broker per NASD Agreement		5,000
Net Capital in Excess (Deficit) of Required Net Capital		29,594
Net Capital less: Greater of 10% of Aggregate Indebtedness or 120% of Minimum Net Capital		28,595

Reconciliation with Company's Computation

Net Capital per Company's FOCUS Report	34,594
Add:	
Deduct:	
Net Capital per Above	34,594

SEE INDEPENDENT ACCOUNTANTS' REVIEW REPORT
The notes to the financial statements are an integral part of this statement

PERCIVAL FINANCIAL PARTNERS, LIMITED
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2019

	$	%
OPERATING EXPENSES		
Advertising & Promotion	-	-
Automobile	19,165	1.06
Bank Service Charges	1,647	0.09
Computer and Data Processing	-	-
Commissions	351,917	19.47
Consulting Expense	384,760	21.28
Contributions	34,705	1.92
Delivery, Courier and Postage	1,817	0.10
Depreciation	411	0.02
Dues, Subscriptions, and Publications	111,335	6.16
Employee Benefits	97,847	5.41
Entertainment	8,636	0.48
Errors and Omissions Insurance	70,848	3.92
Insurance	7,079	0.39
Interest Expense	-	-
Legal and Accounting	69,786	3.86
Office Expense	16,952	0.94
Payroll Services	2,719	0.15
Payroll Taxes	12,327	0.68
Pension Expense	3,931	0.22
Rent and Occupancy Expense (Note 4)	64,373	3.56
Research	-	-
Salaries, Wages and Bonuses	114,045	6.31
Salaries - Officer	21,768	1.20
Taxes and Licenses	911	0.05
Telephone and Communication	8,452	0.47
Travel	2,152	0.12
TOTAL OPERATING EXPENSES	1,407,583	77.86

SEE INDEPENDENT ACCOUNTANTS' REVIEW REPORT
The notes to the financial statements are an integral part of this statement

PERCIVAL FINANCIAL PARTNERS, LTD.
EXEMPTION REPORT UNDER SECURITIES AND EXCHANGE COMMISSION
RULE 15c3-3(k)(2)(i)
DECEMBER 31, 2019

Schedule II
Computation of Reserve Requirements Under Rule 15c3-3

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof.

Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-3

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof.

To the best knowledge and belief of Percival Financial Partners, LTD.:

Th Company claimed the Rule 15c3-3 paragraph (k)(2)(i) of the Securities and Exchange Act of 1934 exemption provision.

The Company met the Rule 15c3-3 paragraph (k)(2)(i) of the Securities and Exchange Act of 1934 exemption provision, without exception, throughout the most recent year ending December 31, 2019.

KTaylor, Sr.
Signature

President/CEO
Title

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Required by SEC Rule 17A-5 for a Broker-Dealer Claiming Exemption from SEC Rule 15c3-3

The Board of Directors of Percival Financial Partners, Ltd.

We have reviewed management's statements, included in the accompanying management statement regarding compliance with Rule 15c3-3 exemption report, in which (1) Percival Financial Partners, Ltd. (the "Company") identified the following provisions of 17 C.F.R. §15c-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 (2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

B F Borgers CPA PC

Certified Public Accountants
Lakewood, Colorado
February 28, 2020

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of Percival Financial Partners, LTD.,

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Form SIPC-7 General Assessment Reconciliation to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2019, which were agreed to by Percival Financial Partners, Ltd. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating Percival Financial Partners, Ltd.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Percival Financial Partners, Ltd.'s management is responsible for the Percival Financial Partners, Ltd.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board and attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2019, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2019, if applicable, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, if applicable, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, if applicable, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed if applicable, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

B F Borgers CPA PC

Certified Public Accountants
Lakewood, Colorado
February 28, 2020